                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                                      AND

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)

                     ------------------------------------


                         CENTURY PROPERTIES FUND XVIII
                           (Name of Subject Company)

                       MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------

       AMENDMENT NO. 3 TO SCHEDULE 14D-1/AMENDMENT NO. 7 TO SCHEDULE 13D

         This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 17, 1997, as amended by Amendment No. 1 filed with the Commission on December 18, 1997 and Amendment No. 2 filed with the Commission on January 15, 1998 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 7 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 29, 1995, as amended by Amendment No. 1 filed with the Commission on January 30, 1996, Amendment No. 2 filed with the Commission on February 28, 1996, Amendment No. 3 filed with the Commission on January 16, 1997, Amendment No. 4 filed with the Commission on December 17, 1997, Amendment No. 5 filed with the Commission on December 18, 1997 and Amendment No. 6 filed with the Commission on January 15, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 30,000 of the outstanding units of limited partnership interest (the "Units") of Century Properties Fund XVIII at a purchase price of $70 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, January 30, 1998. On January 26, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 5,175.5 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(6) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(6) Text of press release issued by the Purchaser on January 26, 1998.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1998


                                              MADISON RIVER PROPERTIES, L.L.C.


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                  ----------------------------
                                                   Frank M. Garrison
                                                   Executive Managing Director


                                              SOLELY FOR PURPOSES OF, AND
                                              INSOFAR AS THIS FILING
                                              CONSTITUTES, AMENDMENT NO. 7 TO
                                              THE STATEMENT ON SCHEDULE 13D


                                             /s/  ANDREW L. FARKAS
                                         ------------------------------------
                                   By:   Jeffrey P. Cohen, Attorney-in-Fact

                                 EXHIBIT INDEX



   EXHIBIT NO.                                DESCRIPTION

      (a)(6) Text of press release issued by the Purchaser on January 26, 1998.